EXHIBIT 99.2

       THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
                    IF NO DIRECTION IS INDICATED, THIS PROXY
                   WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.


          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

I.   PROPOSAL NO. 1: ELECTION OF 2 CLASS A AND 2 CLASS C DIRECTORS.
     CLASS A NOMINEES: Mr. Moshe Reuveni and Prof. Ethan Rubinstein
     CLASS C NOMINEES: Mr. Rolando Eisen and Mr. Luly Gurevitch
     PLEASE NOTE that the Directors are elected as a group, not individually.

                                                   WITHHOLD
                     FOR                          AUTHORITY
                 ALL NOMINEES.                 FOR ALL NOMINEES.

                     [_]                             [_]

II. PROPOSAL NO. 2: APPROVAL OF GUARANTEES PROVIDED BY HEALTHCARE IN CONNECTION WITH SAVYON DIAGNOSTICS LTD.'S LEASE AGREEMENT.

                     FOR                           AGAINST

                     [_]                             [_]

III. PROPOSAL NO. 3: APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY AS FURTHER DESCRIBED IN THE PROXY STATEMENT.

                     [_]                             [_]

   THIS NOTICE IS   Please indicate whether or not you have a PERSONAL INTEREST
   VERY IMPORTANT!  (as defined below) in each of the following proposals by
PLEASE READ THE     marking an "X" in the appropriate box (YES/NO). IF AN X IS
DEFINITION BELOW    NOT MARKED IN EITHER COLUMN, YOUR VOTE IN RESPECT OF THOSE
PRIOR TO FILLING    PROPOSALS WILL BE DISQUALIFIED.
OUT THIS SECTION.

                     YES                             NO

PROPOSAL NO. 2       [_]                             [_]

Under the Israeli Companies Law - 1999, a "PERSONAL INTEREST" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.


--------------------------          --------------------------          ------
(SIGNATURE OF SHAREHOLDER)  (DATE)  (SIGNATURE OF SHAREHOLDER)  (DATE)

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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                          HEALTHCARE TECHNOLOGIES LTD.
                               32 HASHAHAM STREET
                           PETACH TIKVA 49170, ISRAEL.

                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 29, 2005

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Messrs. Moshe Reuveni and Eran Rotem, or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Annual General Meeting of Shareholders of Healthcare Technologies Ltd. (the "COMPANY") to be held on Thursday, December 29, 2005 at 10:30 a.m. (local time) at our headquarters, 32 HaShaham Street, Petach Tikva, Israel, and at all adjournments or postponements thereof, all Ordinary Shares of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

     The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing on the reverse side. IF NOT OTHERWISE SPECIFIED BY THE SHAREHOLDER, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED ON THE REVERSE SIDE AND FOR THE OTHER MATTERS DESCRIBED ON THE REVERSE SIDE.

     The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

      PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD BACK AS SOON AS POSSIBLE!

                (Continued and to be signed on the reverse side)